January 6, 2025

Via EDGAR

Division of Corporate Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Brian Soares
Mr. Nicholas Panos

Re:	Stellars Capital Private I Limited
Harvard Apparatus Regenerative Technology, Inc.
Schedule 13D Filed by Stellars Capital Private I Limited
Filed September 26, 2024
CIK No. 0002036048

Dear Mr. Soares and Mr. Panos:

This letter, which is being submitted on behalf of Stellars Capital Private I Limited (the “Reporting Person” or “Stellas”), responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated December 12, 2024 (the “Comment Letter”) with respect to the Schedule 13D filed by the Reporting Person on September 26, 2024 (the “Schedule 13D”).

The responses set forth in this letter are numbered so as to correspond to the numbering of the comments in the Comment Letter. For ease of reference, we have also included the text of the applicable comment from the Comment Letter in boldface form below.

Schedule 13D Filed September 26, 2024

General

1.	We note that the event reported as requiring the filing of the Schedule 13D was August 26, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the August 26, 2024 event date, the Schedule 13D submitted on September 26, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

The Reporting Person respectfully advises the Staff that the Schedule 13D was not filed within the required five business days after the date of the acquisition because the Reporting Person, as a first-time filer, experienced a delay in reviewing the disclosure in the initial Schedule 13D draft prepared by the issuer, Harvard Apparatus Regenerative Technology, Inc., engaging an external counsel to analyze, review and revise the same, and then eventually making the filing of the Schedule 13D. The failure to meet the deadline was not deliberate on the part of the Reporting Person, and the Reporting Person does not believe that it has gained any advantage as a result of the filing of the Schedule 13D past the deadline. The Reporting Person has reminded its relevant employees of the importance of compliance with the Section 13(d) filings and is fully committed to being compliant with the reporting rules going forward.

2.	We note that the above-captioned Schedule 13D includes only Stellars Capital Private I Limited as a reporting person. We noticed, however, that in addition to signing the Schedule 13D, it appears that Mao Zhang also signed the Securities Purchase Agreement described in and filed as an exhibit to the Schedule 13D on behalf of Stellars Capital Private I Limited. Please advise us, with a view towards revise disclosure, whether Mao Zhang, as Director of Stellars Capital Private I Limited, has or shares voting or investment power over the securities held by that entity, and if so, why he has not been included as a reporting person on the Schedule 13D.

The Reporting Person respectfully advises the Staff that Stellars is owned by ten shareholders, and that Mr. Mao Zhang is not one of such shareholders. None of the shareholders beneficially owns more than five percent of the shares of the common stock of Harvard Apparatus Regenerative Technology, Inc. (the “Subject Securities”).

Rule 13d-3 under the Securities Exchange Act of 1934 provides that:

“A beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares:

(1) Voting power which includes the power to vote, or direct the voting of, such security; and/or

(2) Investment power which includes the power to dispose, or direct the disposition of, such security.”

With respect to the voting power and investment power of the Subject Securities owned by Stellars, such powers are exercised through Stellars’ investment committee. All investment and voting decisions of Stellars are made by a super majority vote of its investment committee members. The investment committee consists of five individuals including Mr. Mao Zhang, and any investment and voting decision must be approved by four out of the five members. The ability to vote on the Subject Securities is subject to each committee members’ individual right to call a meeting, review the matters and cast his or her vote. Therefore, none of the investment committee members may act individually to vote or dispose of the Subject Securities, and the Subject Securities may be disposed despite the objection of any single investment committee member. As such, Mr. Mao Zhang and other investment committee members jointly possess the power to direct the voting and disposition of the Subject Securities, but none of them could act individually to vote or dispose the shares.

As Rule 13d-1(a) under the Securities Exchange Act of 1934 requires that any person who is directly or indirectly “the beneficial owner of more than five percent” of a class of any equity security shall file a Schedule 13D, based on the facts set forth above, Mr. Mao Zhang does not believe he shall be included as a reporting person solely by reason of his status as the sole director of Stellars.

Please do not hesitate to contact me at mao.zhang@stellars.com with any questions you may have regarding this letter or otherwise related to the Schedule 13D.

Yours truly,

Stellars Capital Private I Limited

/s/ Mao Zhang
Mao Zhang